UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2019

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: Federico Rigoni new Chief Procurement Unit & Real Estate Officer

Rome, 1 April 2019

TIM announces that Federico Rigoni joins the Group as Chief Procurement Unit & Real Estate Officer.

Reporting directly to CEO Luigi Gubitosi, Federico Rigoni will be responsible for ensuring vendor assessment activities and management of the acquisition process at Group level, monitoring products and services purchasing markets and the management of material flows by defining stock targets, regular procurement and overseeing handling, aiming at overall optimisation of requirements and of economic and financial operating profits.

The Procurement Department also ensures the optimisation and development of the Group’s property assets by providing property, agency, big site management, planning, construction, use and maintenance activities.

Federico Rigoni holds 186,000 company ordinary shares. CV attached.

TIM thanks Anna Spinelli, who leaves the company, for her professional contribution. Anna Spinelli does not hold TIM shares.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investor_relations

CV Federico Rigoni

Since June 2017, Federico Rigoni has been Ericsson’s Head of Business for the South East Mediterranean, an area made up of 15 country markets, including Italy, Romania, Greece, Israel, Libya and the Balkans. At the same time, he has held the position of President and CEO of Ericsson Telecommunications, as well as vice president of ASSTEL. Before these roles, he held a range of executive positions in sales at Ericsson.

Rigoni has been working at Ericsson since 2010. Before this, he held a wide range of roles, both in sales and operations at Nokia Siemens Networks, Siemens Communications and ITALTEL. His previous position at Nokia Siemens Networks was Global Head of Sales for Telecom Italia Group, as well as CEO of Nokia Siemens Networks Italia.

Rigoni is 52 years old and comes from Vicenza. He graduated in Electronic Telecommunications Engineering at the University of Padua. He has taken part in a wide range of executive courses at various universities, including Columbia University and the University of Pennsylvania.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s financial report for the twelve months ended December 31, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2019-2021 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1st, 2019

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager